Volaris Reports January 2025 Traffic Results:

Load Factor of 87%

Mexico City, Mexico, February 6, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its January 2025 preliminary traffic results.

In January, Volaris’ ASM capacity increased by 4.7% year-over-year, while RPMs for the month grew by 2.9%. Mexican domestic RPMs rose 0.9%, while international RPMs increased by 5.9%. As a result, the load factor decreased by 1.5 percentage points year-over-year to 86.6%. During the month, Volaris transported 2.6 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “In the second half of January, we observed some softness in VFR traffic to the U.S. that we believe is influenced by geopolitical uncertainty. To manage this, we adjusted base fares to stimulate demand and deliver healthy load factors. It is our expectation this is a temporary market condition, but we will continue to monitor demand patterns closely and will adjust the network accordingly.

For the full year 2025, Volaris currently plans to grow total ASMs by 13% to 15% as compared to 2024, with this expansion evenly distributed across the network. Despite this year-over-year growth, our overall capacity will be relatively flat as compared to 2023 as we recover from the Pratt & Whitney engine-related AOGs; with domestic capacity in Mexico around 11% below 2023 levels, proportional to expected demand, and international capacity, where demand has been strong, up approximately 20% as compared to 2023.”

	January 2025	January 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,558	1,544	0.9%
International	1,107	1,045	5.9%
Total	2,665	2,590	2.9%
ASMs (million, scheduled & charter)
Domestic	1,775	1,722	3.0%
International	1,304	1,219	6.9%
Total	3,078	2,941	4.7%
Load Factor (%, RPMs/ASMs)
Domestic	87.8%	89.7%	(1.9) pp
International	84.9%	85.7%	(0.9) pp
Total	86.6%	88.0%	(1.5) pp
Passengers (thousand, scheduled & charter)
Domestic	1,833	1,772	3.5%
International	764	719	6.2%
Total	2,597	2,491	4.3%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 222 and its fleet from 4 to 145 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.